RBC RosBusinessConsulting

06010703

Securities and Exchange Commission
File No: 82-34864

SEC MAIL PROCESSING
RECEIVED
FEB 03 2006
WASH. D.C. 185 SECTION

30.01.2006

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. The press release 'Autonews.ru named the best automobile website 2005'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru

File No: 82-34864

RBC RosBusinessConsulting

Autonews.ru named the best automobile website 2005

Moscow, January 27, 2006 – On January 25, 2006, the Autonews.ru website, owned by OAO RBC Information Systems **(RTS, MICEX: RBCI)**, won in the Best Automobile Website category of The Best Car Journalist award for 2005, living far behind other nominees.

The Best Car Journalist of the Year contest was established by the Creative-Management-Consulting agency with the support of the Russian Chamber of Commerce and Industry, the Industrial Production and Energy Ministry and the ASM-Holding.

Over the past seven years, the award has revealed what car manufacturers, experts, drivers and journalists prefer to see in the automobile mass media.

The award's steering committee had been collecting journalists' applications to participate in the contest for six months. About 2,000 questionnaires with categories specified had been sent to the offices of automobile companies, auto dealers, service centers and regional mass media editorial departments. Based on the results of polls held among car enthusiasts in various Russian regions, a popularity rating of journalists and mass media sources was compiled in the form of tables. Winners in 24 categories were chosen according to the survey results and, in some categories, by the expert council.

Investor contact: Natalia Makeeva
Tel.: +7 (495) 363-1111 (ext. 1369), E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru